Filed by A Paradise Acquisition Corp. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: A Paradise Acquisition Corp. (File No. 001-42769)
On April 27, 2026, Christian Angermayer, Chairman of Enhanced Ltd, posted the following on X in connection with the proposed business combination between A Paradise Acquisition Corp. and Enhanced Ltd:
The countdown is on!
The merger between SPAC “A Paradise Acquisition Corp.” (NASDAQ: APAD) and Enhanced Ltd., an elite sports competition and consumer products company I co-founded, is swiftly approaching completion.
Following the closing, the combined company will be named Enhanced Group Inc. and is expected to trade under the ticker ENHA on the New York Stock Exchange.
Key dates and deadlines:
Only till this week Wednesday, April 29, investors can purchase APAD shares and elect not to redeem their shares, thereby becoming shareholders of Enhanced Group Inc. at the proposed merger valuation (calculated at $10 per share).
This week Friday, May 1, APAD shareholders will vote on the proposed merger and related matters at the extraordinary general meeting.
Closing is expected for Thursday, May 7. Hence, on Friday, May 8, shares are expected to start trading as ENHA on the NYSE. Until closing, APAD shares will continue to trade on Nasdaq.
For more details on the proposed merger, the Enhanced business model, and the upcoming Games, please read my latest blog post and the latest SEC filings.
I strongly believe that Enhanced Group has a truly enhanced future ahead, and I would be delighted to have you join us on this journey - whether as a fan of the @enhanced_games, a customer of our telehealth platform, a shareholder, or ideally, all of the above.
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This relates to a proposed business combination involving A Paradise Acquisition Corp. and Enhanced Ltd. This is not an offer to sell or buy any securities that would be unlawful under applicable securities laws. Enhanced and A Paradise may be deemed participants in the solicitation of proxies from A Paradise shareholders. For more information, see the Merger Proxy available here: https://www.sec.gov/Archives/edgar/data/1956439/000162828026024742/aparadiseacquisitioncorp-4.htm
Post URL: https://x.com/C_Angermayer/status/2048800442251972971?s=20

Important Information for Investors and Shareholders
This communication relates to a proposed transaction involving A Paradise and Enhanced. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A Paradise and Enhanced have filed a registration statement on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of A Paradise, referred to as a proxy statement/prospectus. A proxy statement/prospectus has been sent to all A Paradise shareholders. A Paradise and Enhanced also will file other documents regarding the business combination with the SEC. Before making any voting decision, investors and security holders of A Paradise are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the business combination, as they become available because they will contain important information about the business combination. Neither the SEC nor any securities commission or any other U.S. or non-U.S. jurisdiction has approved or disapproved of the business combination or information included herein.
Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by A Paradise and Enhanced through the website maintained by the SEC at www.sec.gov. The documents filed by A Paradise with the SEC also may be obtained upon written request to A Paradise Acquisition Corp., The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong, Attention: Claudius Tsang, Chief Executive Officer, +852 9583 3199.
Merger Proxy:
https://www.sec.gov/Archives/edgar/data/1956439/000162828026024742/aparadiseacquisitioncorp-4.htm
Participants in Solicitation
Enhanced, A Paradise and their respective directors and executive officers may be deemed participants in the solicitation of proxies from A Paradise’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in A Paradise is contained in A Paradise and  Enhanced’s registration statement on Form S-4 which was filed with the SEC, and is available free of charge at the SEC’s website at https://www.sec.gov/, or by directing a request to A Paradise Acquisition Corp., The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong, Attention: Claudius Tsang, Chief Executive Officer, +852 9583 3199.

Additional information regarding the interests of such participants is contained in the registration statement. A list of the names of the directors and executive officers of Enhanced and information regarding their interests in the business combination is contained in the registration statement. Additional information regarding the interests of such participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC.
Forward-Looking Statements
This communication only speaks at the date hereof and may contain, and related discussions contain, “forward-looking statements” within the meaning of U.S. federal securities laws. These statements include descriptions regarding the intent, belief, estimates, assumptions or current expectations of A Paradise, Enhanced or their respective officers with respect to the consolidated results of operations and financial condition, future events and plans of A Paradise and Enhanced. These forward-looking statements may be identified by a reference to a future period or by the use of forward-looking terminology. Forward-looking statements are typically identified by words such as “expect”, “believe”, “foresee”, “anticipate”, “intend”, “estimate”, “goal”, “strategy”, “plan”, “target” and “project” or conditional verbs such as “will”, “may”, “should”, “could”, or “would” or the negative of these terms, although not all forward-looking statements contain these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs, estimates and projections, and various assumptions, many of which are inherently uncertain and beyond A Paradise’s and Enhanced’s control. Such expectations, beliefs, estimates and projections are expressed in good faith, and management believes there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to: the outcome of any legal proceedings that may be brought against Enhanced or A Paradise following the announcement of the transactions described herein; the inability to complete the transactions described herein; the failure to obtain required regulatory or shareholder approvals; the valuation of Enhanced in connection with the business combination, which was  determined through negotiations among affiliated parties and may not represent a market-based valuation; Enhanced’s unproven business model, limited operating history, and minimal revenue to date; the success of the inaugural 2026 Enhanced Games and subsequent events; audience, sponsor and media demand for performance-enhanced competition and related products; the availability of financing; public, medical, regulatory, and ethical scrutiny of performance-enhancement substances and telehealth practices; the evolution of applicable sports, health, and data-privacy regulations; competition from established sports organizations and entertainment providers; insurance coverage limitations and increased operating costs; dependence on key management and medical personnel; exposure to litigation, antitrust or regulatory actions; risks related to market volatility, redemptions and the consummation of the business combination; Enhanced’s ability to develop and, expand its information technology and financial infrastructure; Enhanced’s intellectual property position, including the ability to maintain and protect intellectual property; the need to hire additional personnel and ability to attract and retain such personnel; the ability to recruit and retain athletes, coaches and partners; its ability to obtain additional capital and establish, grow and maintain cash flow or obtain additional and adequate financing; the effects of any future indebtedness on Enhanced’s liquidity and its ability to operate the business; its expectations concerning relationships with third parties and partners; the impact of laws and regulations and its ability to comply with such laws and regulations including laws and regulations relating to consumer protection, advertising, tax, data privacy, and anti-corruption; any changes in certain rules and practices of U.S. and Non-U.S. entities, including U.S.A. Swimming, U.S.A. Track & Field, U.S.A Weightlifting, World Anti-Doping Agency, World Aquatics, World Athletics, the International Weightlifting Federation and other sport governing bodies; its expectations regarding the period during which Enhanced will qualify as an emerging growth company under the JOBS Act; the increased expenses associated with being a public company; and Enhanced’s anticipated use of its existing resources and proceeds from the transactions described herein. There may be other risks not presently known to us or that we presently believe are not material that could also cause actual results to differ materially. Analysis and opinions contained in this communication may be based on assumptions that, if altered, can change the analysis or opinions expressed. In light of the significant uncertainties inherent in the forward-looking statements included in this communication, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this communication will be achieved, and you are cautioned not to place substantial weight or undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date they are made and, A Paradise and Enhanced each disclaims any obligation, except as required by law, to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.
References throughout this communication to websites and reports are provided for convenience only, and the content on the referenced websites or in the referenced reports is not incorporated by reference into this communication. Enhanced assumes no liability for any third-party content contained on the referenced websites or in the referenced reports.